FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For September 18, 2009

Euro Tech Holdings Company Limited

(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☒	Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-               .

Item5. Other Events

On September 18, 2009, Euro Tech Holdings Company Limited (the “Company”) held its Annual Meeting of Shareholders at 4:00 P.M. (local time) at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

The Proposals presented to the shareholders at that meeting were the following:

Proposal 1.                         The election of the following seven persons to the Company’s Board of Directors:  T.C. Leung;  JerryWong; Alex Sham; Y.K. Liang;  Ka Chong Cheang;  Xu Hong Wang and Li Da Weng.

Proposal 2.                         Adjourn the annual meeting if the Company’s management should determine in its sole discretion, at the time of the annual meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in the notice of meeting.

An aggregate of 9,933,090 shares, representing approximately 85.98% of the Company’s issued and outstanding 11,552,846 shares entitled to vote on the record date were present in person or by proxy. A clear quorum was present.

The shareholders in person or by proxy voted their shares as follows:

Proposal Number 1. Election of Directors:

			Approximate Percentages of For Votes
	Votes For	Withhold Authority	of All Issued & Outstanding Shares
T.C. Leung	9,010,272	922,818	77.99
Jerry Wong	9,004,937	928,153	77.95
Alex Sham	9,009,172	923,918	77.98
Y.K. Liang	9,156,381	776,709	79.23
Ka Chong Cheang	9,158,831	774,259	79.28
Xu Hong Wang	9,009,272	923,818	77.98
Li Da Weng	9,163,372	769,718	79.32

Proposal Number 2. Adjourn Meeting (if necessary):

			Approximate
			Percentage of
			For Votes
			of All
Votes	Votes	Votes	Outstanding
For	Against	Abstaining	Shares
8,947,003	843,088	142,998	77.44

As a result, all seven of the Company’s nominees were elected as Directors of the Company to serve in that capacity for the ensuing year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROTECH HOLDINGS COMPANY LIMITED

	By:	/s/ T.C. Leung
T.C. Leung, Chief Executive Officer and Chairman of the Board

September 24, 2009